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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                  COPART, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    217204106
                                 (CUSIP Number)

                                DECEMBER 31, 2004
             (Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 217204106

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  THOMAS W. SMITH

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

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      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     CITIZEN OR PLACE OF ORGANIZATION

                  UNITED STATES

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                        5     SOLE VOTING POWER

                                    1,612,775
                        --------------------------------------------------------
    NUMBER OF           6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                      3,417,743
  OWNED BY EACH
    REPORTING           --------------------------------------------------------
     PERSON             7     SOLE DISPOSITIVE POWER
      WITH
                                    2,185,169

                        --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                                    3,417,743

--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,602,912

--------------------------------------------------------------------------------
      10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  NOT APPLICABLE

--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.2%

--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

                                     - 2 -
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CUSIP No. 217204106

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  SCOTT J. VASSALLUZZO

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     CITIZEN OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

                                    0
     NUMBER OF
      SHARES            --------------------------------------------------------
   BENEFICIALLY         6     SHARED VOTING POWER
  OWNED BY EACH
     REPORTING                      3,332,743
      PERSON            --------------------------------------------------------
       WITH             7     SOLE DISPOSITIVE POWER

                                    22,000

                        --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                                    3,332,743

--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,354,743

--------------------------------------------------------------------------------
      10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  NOT APPLICABLE

--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  3.7%

--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

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CUSIP No. 217204106

--------------------------------------------------------------------------------
      1     NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  DANIEL J. ENGLANDER

--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     CITIZEN OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

                                    12,467
     NUMBER OF
      SHARES            --------------------------------------------------------
   BENEFICIALLY         6     SHARED VOTING POWER
   OWNED BY EACH
     REPORTING                      85,000
      PERSON
       WITH             --------------------------------------------------------
                        7     SOLE DISPOSITIVE POWER

                                    15,467

                        --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                                    85,000

--------------------------------------------------------------------------------
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  100,467

--------------------------------------------------------------------------------
      10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  NOT APPLICABLE

--------------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.1%

--------------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

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Explanatory Note: This Amendment No. 4 on Schedule 13G is being filed
(i) pursuant to Rule 13d-2(b) of the Securities Exchange Act of 1934, as amended, to reflect changes in the information reported in the previous filing, and (ii) to reflect the removal of Thomas N. Tryforos as a joint filer based on the fact that, as of December 31, 2004, Mr. Tryforos no longer beneficially owns more than five percent of the issuer's common stock.

ITEM 1. (a)    NAME OF ISSUER:

               Copart, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               4665 Business Center Drive
               Fairfield, CA 94534

ITEM 2. (a)    NAME OF PERSON FILING:

               (i) Thomas W. Smith

               (ii) Scott J. Vassalluzzo

               (iii) Daniel J. Englander

               The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Schedule 13G in excess of those shares as to which they have or share voting or investment authority.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               The following is the address of the principal business office of each of the filing persons:

               323 Railroad Avenue
               Greenwich, CT 06830

        (c)    CITIZENSHIP:

               Each of Messrs. Thomas W. Smith, Scott J. Vassalluzzo and Daniel
               J. Englander is a United States citizen.

        (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock, no par value

        (e)    CUSIP NUMBER:

               217204106

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ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable.

        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(c), CHECK THIS BOX [X]

ITEM 4. OWNERSHIP

        (a) Thomas W. Smith - 5,602,912 shares; Scott J. Vassalluzzo - 3,354,743 shares; Daniel J. Englander - 100,467 shares

        (b) Thomas W. Smith - 6.2%; Scott J. Vassalluzzo - 3.7%; Daniel J. Englander - 0.1%

        (c) Messrs. Thomas W. Smith and Daniel J. Englander have the sole power to vote or direct the vote of 1,612,775 and 12,467 shares, respectively. Mr. Scott J. Vassalluzzo has sole power to vote or direct the vote of no shares. Messrs. Thomas W. Smith, Scott J. Vassalluzzo and Daniel J. Englander have the sole power to dispose or to direct the disposition of 2,185,169, 22,000 and 15,467 shares, respectively. Messrs. Thomas W. Smith, Scott J. Vassalluzzo and Daniel J. Englander have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 3,417,743, 3,332,743 and 85,000 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of the Reporting Persons is subject to each beneficiary's right, if so provided, to terminate or otherwise direct the disposition of the investment account.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        As of December 31, 2004, Thomas N. Tryforos ceased to be the beneficial owner of more than five percent of the Issuer's common stock.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

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ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10.CERTIFICATION

        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

                                                      /s/ Thomas W. Smith
                                               ---------------------------------
                                                        Thomas W. Smith

                                                  /s/ Scott J. Vassalluzzo
                                               ---------------------------------
                                                     Scott J. Vassalluzzo

                                                    /s/ Daniel J. Englander
                                               ---------------------------------
                                                      Daniel J. Englander

                                     - 9 -
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                             JOINT FILING AGREEMENT

      The undersigned agree that the foregoing Statement on Schedule 13G, dated February 14, 2005, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)

Dated: February 14, 2005

                                                  /s/ Thomas W. Smith
                                            ------------------------------------
                                                    Thomas W. Smith

                                               /s/ Scott J. Vassalluzzo
                                            ------------------------------------
                                                 Scott J. Vassalluzzo

                                                /s/ Daniel J. Englander
                                            ------------------------------------
                                                  Daniel J. Englander

                                     - 10 -